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Jill Robbins

Owner, HomeFree, LLC

Greater Boston Area

Message   **...**

Homefree, LLC

 **Wesleyan University**

 **See contact info**

 **355 connections**

Experience

Owner

Homefree, LLC

2006 – Present · 13 yrs
Windham, NH

For anyone who wants to serve treats that taste great, are wholesome, and include people with food allergies, celiac disease, and other dietary needs, there's Homefree. Started by the Mom of a child with multiple food allergies, Homefree produces award winning cookies in a dedicated bakery free of peanuts, tree nuts, eggs, dairy and wheat. It also is a dedicated gluten free facility, and all the products are certified gluten free. The only soy is soy lecithin in one of the products. The treats are vegan, kosher pareve, 100% whole grain, and all natural or certified organic (70%). All the products are easily found at their web store at www.homefreetreats.com. Homefree cookies are available at a range of stores and ... See more

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Education

 **Wesleyan University**

B.A., English

1979 – 1983

 **University of Massachusetts, Amherst**

Master's Degree and Doctorate, Clinical Psychology

Pre and post doctorate training from McLean Hospital, Harvard Medical School

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Skills & Endorsements

Baking · 25

 Endorsed by **4 of Jill's colleagues at HomeFree, LLC**

Recipes · 17

Keeley McGuire and 16 connections have given endorsements for this skill

Food · 16

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Recommendations

Received (2)   Given (4)


Elizabeth Rooney
Assistant Professor of Biology at St. John's University
October 11, 2009, Elizabeth was a client of Jill's

Jill is an expert at producing high quality, delicious tasting cookies and pies for people with food allergies, peanut, egg, wheat and dairy. She is committed to her products which she developed being a mother to a child with food allergies and works closely with her clients to consistently produce a saf... **See more**


Jonathan Kastin
Financial Technology Executive
May 21, 2008, Jonathan was a client of Jill's

Besides producing consistently delicious and wholesome baked goods for the allergy community, Jill provides an outstanding level of customer service. As a result, Gak's Snacks is one of the top 2 or 3 vendors I have ever done business with, in terms of satisfaction.

Interests

 **University of Massachusetts Amh...**
199,651 followers

 **Organic Network**
21,543 members

 **Food Allergy Group**
1,639 members

 **Food Allergy Research & Educati...**
4,473 members

 **Gluten Free Diet**
2,151 members

 **HomeFree, LLC**
93 followers

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